Amendment No. 1 to
                                                     SEC File No. 70-8913

                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                           GPU INTERNATIONAL, INC. ("GPUI")
                                 One Upper Pond Road
                            Parsippany, New Jersey  07054
                      (Name of company filing this statement and
                       address of principal executive offices)

                                     GPU, INC. ("GPU")

             (Name of top registered holding company parent of applicant)

          M. A. Nalewako, Secretary          W. S. Greengrove, Secretary
          M. J. Connolly, Esq., Assistant    GPU International, Inc.
            General Counsel                  One Upper Pond Road
          GPU Service, Inc.                  Parsippany, New Jersey  07054
          100 Interpace Parkway
          Parsippany, New Jersey  07054

                              Douglas E. Davidson, Esq.
                              Berlack, Israels & Liberman LLP
                              120 West 45th Street
                              New York, New York  10036



                     (Names and addresses of agents for service)






                    GPUI  hereby  amends  its  Application  on  Form   U-1,

          docketed in SEC File No. 70-8913, as follows:

                    1.   By  revising paragraphs  A  through  G  of  Item 1

          thereof to read in their entirety as follows:

                    A.   GPUI (formerly known as Energy Initiatives, Inc.),

          a  direct wholly owned subsidiary of GPU, is primarily engaged in the business  of  developing, owning  and  operating  generation,

          transmission and distribution facilities in the United States and

          in  foreign countries  and  related activities.   GPUI  proposes,

          directly or  through a direct or indirect wholly owned subsidiary

          ("Subsidiary"),  to enter into a joint venture ("JV") with one or more  unaffiliated  entities  for  the  purposes  of  developing,

          manufacturing and  marketing stationary electrical  power systems employing fuel cell technology.

                    A fuel cell is  an electrochemical device that produces

          electricity  directly without  combustion, cleanly and  with high

          efficiency.   In  a fuel  cell,  hydrogen fuel  (in pure  form or

          obtained  from natural gas or methanol) and oxygen (from the air)

          are  combined to produce electricity,  heat and water.   Unlike a

          battery,  a fuel cell does not require recharging, as it provides

          power  as  long as  fuel is  supplied.   By  contrast, combustion

          engines  operate by burning fuel  to create heat,  turn heat into

          mechanical   energy  and  convert  this  mechanical  energy  into

          electric  power.  These  multiple processes,  however,  result in lower efficiency and create more pollution.





                    GPUI  thus believes  that  fuel  cell stationary  power

          plants can become an attractive low emission source of power, for

          both utility  and non-utility applications.   As such,  fuel cell

          power   plants  could  be   utilized  by   electric  distribution

          companies,  such   as  the   GPU  Energy  companies,   and  their

          commercialization could generate additional revenues and earnings for the GPU System.

                    B.   GPUI   has   been    holding   discussions    with

          representatives of a company (the "JV Partner")(1) which has been engaged  for  several years  in  the business  of  developing and marketing fuel cell-based  power systems with a  primary focus on certain  limited applications.  The JV Partner and GPUI have also determined that there exists  an accessible market for stationary fuel cell-based  systems,  i.e., systems  having a  more or  less fixed  situs.  This market would include, among other things, so-

          called   "remote"  or  "distributed  generation".    "Distributed

          generation" is commonly  considered to  include electrical  power generating systems  which are  smaller than the  typical utility-

          owned  central generating  station  and are  used as  stand-alone systems at the  point of  use to power  a particular  residential commercial or industrial site or to address a specific, localized utility need by providing supplemental power to the utility grid.

          Use of distributed generation can defer expansion of transmission

          and  distribution  systems,   reduce  line  losses  and   improve

          reliability and power _______________________



          1 Additional information about the JV Partner is set forth in Exhibit H hereto which is being filed separately under a request for confidential treatment pursuant to Rule 104(b) under the Act.

          quality.  It is expected that power systems of 1 kw or more would be  within the business of the JV, although smaller systems might also be  included  if  they  are otherwise  consistent  with  the concept of "stationary" systems.

                    C.   The JV  Partner  and GPUI  are in  the process  of

          negotiating the definitive terms, conditions and structure of the proposed  joint venture.  It is anticipated, however, that the JV will  take  the  form  of a  corporation,  partnership  (general,

          limited  or  limited  liability)  or  limited  liability  company organized under the laws of a State of the United States or other

          appropriate  jurisdiction.   At  the outset,  the  JV Partner  is

          expected to  own a  majority interest in  the JV,  and GPUI  (and possibly other JV participants) will be accorded certain minority shareholder  protective rights, to be agreed upon.  In any event,

          however, GPUI expects that its voting interest in the JV will not

          exceed  9.9%  and,  accordingly,   the  JV  will  not   become  a

          "subsidiary  company" of GPU as defined in Section 2(a)(8) of the

          Act.   The JV Partner will license the relevant technology to the

          JV and provide technical and administrative support.

                    D.   GPUI  therefore requests authority  (1) to acquire

          an  interest  in  the  stationary fuel  cell-based  power  system business  as aforesaid  and (2)  to acquire  the securities  of a

          Subsidiary and/or, directly or  indirectly, the securities of the

          JV.   The  JV will  not  own or  operate any  facilities for  the generation,  transmission or  distribution  of  electric  energy.

          Therefore, neither  any  Subsidiary nor  the  JV will  become  an

          "electric utility  company" as defined in Section  2(a)(3) of the

          Act.   GPUI's aggregate investment in the  JV will not exceed $30

          million,  which   is  expected  to  be   funded  through  capital

          contributions from  GPU, internally generated sources  at GPUI or drawdowns  by  GPUI  under  existing  lines  of  credit,  or  any combination of the foregoing.

                    E.   As part of the  transaction, GPUI may also receive

          warrants, options  or other similar rights  to acquire securities of the  JV Partner, in  such amount and on  such terms as  may be

          agreed   upon.    GPUI  may  also  be  accorded  a  right  and/or

          opportunity to acquire securities of other joint venture entities

          to  be formed  by  the JV  Partner.   It  is  requested that  the

          Commission authorize the acquisition of any such rights, but that it  reserve jurisdiction over  the exercise  of any  such rights,

          either  to acquire  securities of  the JV  Partner or  to acquire securities of any joint venture entity (other than the JV) formed by the JV Partner.

                    F.  The authorization  requested herein with respect to

          the acquisition of securities of a Subsidiary and/or the JV shall expire upon  the first  to  occur of  (i) December  31, 2000  and

          (ii) the adoption by the Commission of proposed Rule 58 (HCAR No.

          35-26313,  June 20, 1995) or such other rule, regulation or order as shall exempt the transactions as herein  proposed from Section

          9(a) of the Act.

                    G.   Certain personnel of GPUI familiar with the market

          for,  and  marketing  of,  distributed  generation  may   provide
          consulting or other marketing-related services to the JV.   These

          services may  include analysis of specific  user requirements and of the  applications and size  ranges of stationary  systems that will have the broadest  market appeal.  GPUI personnel  will also participate  in development  of the  JV's business  and marketing

          plans  and  monitor  their  implementation.   Any  such  services

          provided  to  the JV  at  a time  when  the JV  is  a "subsidiary company" of GPU will be provided at cost in compliance with Rules

          90  and  91 under  the Act,  unless  otherwise authorized  by the

          Commission.

                    2.   By separately filing the following exhibit in Item

          6(a) thereof under a  request for confidential treatment pursuant to Rule 104(b) under the Act:

                    H.   Description of the JV Partner.

                                      SIGNATURE



                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU INTERNATIONAL, INC.




                                        By:

                                             B. L. Levy, President


          Date:  October 21, 1996